                                                                    Exhibit 99.1

(CAMPBELL RESOURCES INC. LOGO)

                             CAMPBELL RESOURCES INC.

                                  PRESS RELEASE
                              For immediate release

             CAMPBELL REPORTS FIRST QUARTER 2007 FINANCIAL RESULTS,
                         PROVIDES SUMMARY OF ACTIVITIES
 COPPER-GOLD MINER CAPITALIZING ON DOMINANT POSITION IN CHIBOUGAMAU MINING CAMP

MONTREAL, MAY 14, 2007 -- Campbell Resources Inc. (TSX:CCH, OTC BULLETIN BOARD :
CBLRF, WWW.CAMPBELLRESOURCES.COM) today announced financial and operating results for the first quarter of 2007, ended March 31, 2007. Achievements during and subsequent to the first quarter include:

     - Executed its obligations pursuant to the Plan of Arrangement with creditors and exited from protection under the Companies' Creditors Arrangement Act ("CCAA").

     - Raised $7 million for the development of the high-grade Corner Bay deposit.

     - Let contract for Corner Bay development to CMAC-Thyssen for the production of a 42,000 ton bulk sample beginning in the fourth quarter.

     - Subsidiary MSV Resources completed the sale of the Eastmain Mine property for consideration of $4.0 million pursuant to its obligations under Plan of Arrangement.

     - Successfully remediated a rock fall in late February at the Copper Rand mine, with all rehabilitation work completed by the end of April.

     - Made significant progress in implementing the Alimak mining system at Copper Rand mine, with production from first ore block scheduled for June.

     - Completed testing and implementation of the paste fill plant at Copper Rand mine.

"We continue to make good progress toward our objectives of strengthening current operations to allow Campbell to fully capitalize on its position in the Chibougamau mining camp," said Andre Fortier, President and CEO. "By achieving our objectives of exiting CCAA, beginning commercial production at Copper Rand, and continuing to identify and develop satellite deposits such as Corner Bay and the Merrill Pit, we are beginning to realize the potential of our assets, including the Copper Rand mill, and establishing a solid base to take advantage of robust metal markets."

CCAA

On February 27, 2007, the Monitor appointed by the Superior Court of Quebec issued a Certificate of Execution with respect to the Plan of Arrangement for Campbell confirming that the Company has executed all of its obligations pursuant to its plan of arrangement with its creditors. The Company also remitted to the Monitor all amounts required for the payment in full of the claims made by the creditors of GeoNova Explorations Inc. ("GeoNova"). The court subsequently granted extension of the CCAA protection to June 15, 2007 for subsidiaries MSV Resources Inc. ("MSV") and Meston Resources Inc. ("Meston").

FINANCIAL RESULTS

The Company recorded a net loss of $1.7 million, or $0.01 per share, in the first quarter of 2007, compared with a net loss of $2.3 million, or $0.02 per share, in the first quarter of 2006. Results were enhanced by the gain of $3.8 million realized with the sale of the Eastmain Mine property. For the first time, consolidated results include operations at the Copper Rand Mine. As a result, mining expenses increased to $5.1 million, from $2.8 million in the first quarter of 2006.

In addition to the inclusion of Copper Rand results, the implementation of the Alimak mining system, designed to increase efficiencies, enhance production and improve ground conditions going forward, contributed to the increased mining expense, as did rehabilitation costs at Copper Rand, definition drilling programs at the Copper Rand and Joe Mann mines and training programs for new employees.

Gross metal sales for the first quarter of 2007 were $1.7 million (2,096 ounces of gold), compared with $2.6 million (3,028 ounces of gold and 127,108 pounds of copper) for the comparable period in 2006. The average market price for gold in the first quarter of 2007 was $762 (US$650), compared with $640 (US$554) for the same period of 2006. In the first quarter of 2007, the average sale price was $763 per ounce compared to $646 in the same period of 2006.

Net metal sales for the first quarter of 2007 reached $1.6 million, compared with $2.4 million for the same period last year. In 2006, $2.4 million of net sales from the Copper Rand mine were applied in reduction of the mine development costs. According to the new contract for the sale of concentrate between Campbell and Ocean Partners UK Limited ("OP"), revenue cannot be recognized until the ownership and risks are fully passed to the buyer. As at March 31, 2007, $4.1 million of inventory valued at lowest of cost or realized value was stored at Port of Quebec. On this amount of inventory, provisional payments in the amount of $3.1 million were received from OP.

JOE MANN MINE

Production at the Joe Mann mine in the first quarter 2007 was 16,744 tons grading 0.218 Au oz/t (Q1 2006: 22,556 tons, 0.186 Au oz/t), yielding 3,019 oz of gold (Q1 2006: 3,464 oz); 0.21% Cu, for 66,435 lbs (Q1 2006: 0.32%, 137,963
lbs); and 0.157 Ag oz/t, for 1,564 oz (Q1 2006: 0.177 oz/t, 2,802 oz). Decrease
in tonnage occurred in the quarter as the operation had to face a shortfall of available stopes. This situation was the result of a cutback of ore blocks and to some background conditions in one of its major stopes.

During this quarter, increased activity from diamond drilling and development combined with lower gold output, contributed to the increase in operation costs as well as cost per ounce.

During the first quarter, the Company encountered additional high-grade narrow gold zones at Joe Mann. Mining of those zones has begun, and as a result production at Joe Mann is scheduled to continue until the end of August. In addition, the Company has an exploration program scheduled for June to test the continuity of the Joe Mann orebody at depth.

COPPER RAND MINE

Production at the Copper Rand mine in the first quarter 2007 was 22,043 tons grading 0.047 Au oz/t (Q1 2006: 21,867 tons, 0.061 Au oz/t), yielding 883 oz of gold (Q1 2006: 1,104 oz); 2.08% Cu, for 895,206 lbs (Q1 2006: 2.15%, 927,218
lbs); and 0.157 Ag oz/t, for 2,350 oz (Q1 2006: 0.181 oz/t, 2,760 oz).

Production at Copper Rand was significantly reduced following the rock fall which occurred February 22nd on the 4690 level. The surrounding ramp infrastructure was badly affected. All of the rehabilitation work related to this event was completed by the end of April and production is gradually resuming. A bypass ramp to access the 4510 level is progressing with about one third of it having been completed. The new ramp should be completed by the end of June.

Meanwhile, stope preparation is progressing normally. Production from the first block of ore to be mined with the Alimak Mining method is scheduled for the second half of June. The Alimak Mining method contributes to lowering mining costs by significantly reducing development work as well as the time to access and prepare ore blocks.

The paste fill plant has been completed and tested with success. The plant is now fully operational. Considering the various ground problems recently encountered at the Copper Rand mine, paste fill will contribute to stabilize the ground once ore blocks are mined out.

OUTLOOK

In the first quarter, Campbell continued to build on the objectives it established in 2006:

     -    Restructuring the organization to improve its financial base,

     -    Continuing production at the Joe Mann Mine,

     -    Achieving commercial production at the Copper Rand Mine, and,

     - Preparing the Corner Bay project for the development of its exploration ramp.

A significant focus of Campbell's strategy going forward is to maximize throughput at the Copper Rand mill by optimizing the existing mining operations and identifying and bringing to production additional deposits in the prolific Chibougamau mining camp. The Company has identified the first two such assets and is making significant progress toward production from the Corner Bay deposit and the Merrill Pit.

CORNER BAY

The contract for the ramp excavation and related work was given to CMAC-Thyssen, a well known mining contractor. Mobilization was initiated on April 25th and the decline excavation is scheduled for the week of May 7th. About 700 meters of decline and the opening of two levels at 85 and 100 meters below the surface will lead to the extraction of a bulk sample of about 40,000 tonnes of development ore at an expected grade of 3.70% Cu. The milling of material from the bulk sample is scheduled to begin in October of this year. Following the extraction of the bulk sample, the Company plans to continue the development of the project. The latest exploration drilling has intersected 6.3 meters (true thickness) grading 9.27% Cu at a depth of 1,250 meters (Ref. CCH P.R. Feb. 21,
2006). To date, the Corner Bay project resources are estimated as follows: measured: 181,000 tons grading 5.07% Cu, indicated: 265,000 tons grading 5.93% Cu, inferred: 1,441,000 tons grading 6.76% Cu (ref: the 43-101 compliant technical report prepared by Geostat Systems International Inc. ("Geostat") available on SEDAR at www.sedar.com).

MERRILL PIT

Site preparation was initiated at the end of April with the pumping of water of the pit and the upgrading of access road. In May and June, preparation work will be accelerated in the pit in order to initiate the production of ore as soon as the required environmental permitting is received. Historic (non-43-101-compliant) resources in the Merrill Pit are 1.1 million tons measured, grading 0.92% copper and 905,000 tons grading 0.53% copper inferred. The Merrill Pit resource estimates is based on prior data and reports obtained and prepared by previous operators and the Company. The Company has not completed the work necessary to verify the classification of the mineral resource estimates. The Company is not treating the mineral resource estimates as NI 43-101 defined resources verified by a qualified person. The historical estimates should not be relied upon. These properties require considerable further evaluation which Campbell's management and consultants intend to carry out in due course.

Certain information contained in this release contains "Forward-Looking Statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and is subject to certain risks and uncertainties, including those "Risk Factors" set forth in the Campbell's current Annual Report on Form 20-F for the year ended December 31, 2006. Such factors include, but are not limited to: differences between estimated and actual mineral reserves and resources; changes to exploration, development and mining plans due to prudent reaction of management to ongoing exploration results, engineering and financial concerns; and fluctuations in the gold price which affect the profitability and mineral reserves and resources of Campbell. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Campbell undertakes no obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect unanticipated events or developments.

FOR MORE INFORMATION:

CAMPBELL RESOURCES INC.              Renmark Financial Communications Inc.
Andre Fortier, President and Chief   Henri Perron, hperron@renmarkfinancial.com
Executive Officer                    John Boidman, jboidman@renmarkfinancial.com
Tel.: 514-875-9037                   Tel.: 514-939-3989
Fax: 514-875-9764                    Fax: 514-939-3717
afortier@campbellresources.com       www.renmarkfinancial.com

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CONSOLIDATED BALANCE SHEETS (UNAUDITED)
(Expressed in thousands of Canadian dollars)

                                                    MARCH 31   December 31
                                                      2007         2006
                                                    --------   -----------
                                                        $           $
ASSETS
Current assets
   Cash and cash equivalents                            725        1,964
   Restricted cash                                    5,837        2,784
   Short-term investments                               802          792
   Receivables                                        2,478        1,591
   Settlements receivable                             2,262        5,413
   Restricted deposits and exchange agreement            --       50,000
   Production inventories                             4,817          401
   Supply inventories                                 3,658        3,844
   Prepaids                                           1,020        1,194
                                                    -------      -------
                                                     21,599       67,983
Amount receivable from Copper Rand/Portage
   Restoration Fiduciary Trust                        2,865        2,826
Restricted cash                                       1,158        1,158
Future income tax assets)                             1,484        1,484
Property, plant and equipment                        35,612       37,135
Accrued benefit asset                                 4,505        4,427
Deferred charges and other assets                        96          129
                                                    -------      -------
                                                     67,319      115,142
                                                    =======      =======
LIABILITIES
Current liabilities
   Short term loan                                    3,956        3,891
   Accounts payable                                  15,088       13,973
   Accrued liabilities                                5,256        5,475
   Provisional payments for concentrate inventory
      shipped and not priced                          3,139           --
   Current portion of long-term debt                 15,566       65,287
                                                    -------      -------
                                                     43,005       88,626
Asset retirement obligations                          6,813        7,804
Long-term debt                                           64           70
Future income tax liabilities                         6,636        6,636
                                                    -------      -------
                                                     56,518      103,136
                                                    -------      -------
SHAREHOLDERS' EQUITY
   Capital stock                                     86,399       85,572
   Warrants, stock options and conversion rights      7,179        9,263
   Contributed surplus                                3,991        1,996
   Deficit                                          (86,797)     (84,825)
   Accumulated other comprehensive income                29           --
                                                    -------      -------
                                                     10,801       12,006
                                                    -------      -------
                                                     67,319      115,142
                                                    =======      =======

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CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(Expressed in thousands of Canadian dollars except per share amounts)

                                                  THREE MONTHS ENDED
                                                       MARCH 31
                                                  ------------------
                                                    2007      2006
                                                  -------   --------
                                                     $          $
GROSS METAL SALES                                   1,714     2,644
Treatment charges                                     122       267
                                                  -------   -------
Net metal sales                                     1,592     2,377
                                                  -------   -------
Expenses
   Mining                                           5,087     2,801
   Depreciation and amortization                      812       763
   General administration                             734       624
   Reorganisation and CCAA costs                      105       283
   Care and maintenance                                42        76
   Exploration                                         --        11
                                                  -------   -------
                                                    6,780     4,558
                                                  -------   -------
Loss before the following items                    (5,188)   (2,181)
Interest expense on short-term loan                   (75)     (128)
Interest expense on long-term debt                   (280)     (199)
Interest income                                         8         7
                                                  -------   -------
Loss from operations                               (5,535)   (2,501)
Other income (expense)
   Other income                                     3,790       212
                                                  -------   -------
Loss before taxes                                  (1,745)   (2,289)
Income and mining tax                                  --        (9)
                                                  -------   -------
NET LOSS                                           (1,745)   (2,298)
                                                  =======   =======
WEIGHTED AVERAGE NUMBER OF COMMON SHARES ('000)   348,669   108,213
                                                  =======   =======
LOSS PER SHARE UNDILUTED AND DILUTED                 0.01      0.02
                                                  =======   =======

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CONSOLIDATED STATEMENTS OF CONTRIBUTED SURPLUS AND DEFICIT (UNAUDITED)
(Expressed in thousands of Canadian dollars)

                                                       THREE MONTHS ENDED
                                                            MARCH 31
                                                       ------------------
                                                          2007     2006
                                                         ------   ------
                                                            $        $
CONTRIBUTED SURPLUS
Balance, beginning of period                              1,996    1,404
Warrants expired                                          1,995       --
                                                         ------   ------
BALANCE, END OF PERIOD                                    3,991    1,404
                                                         ======   ======
DEFICIT
Balance, beginning of period, as previously reported     84,825   43,630
Financial Instrument - recognition and measurement          227       --
                                                         ------   ------
Restated balance, beginning of period                    85,052   43,630
Net loss                                                  1,745    2,298
                                                         ------   ------
BALANCE, END OF PERIOD                                   86,797   45,928
                                                         ======   ======

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(Expressed in thousands of Canadian dollars)

                                                 THREE MONTHS ENDED
                                                      MARCH 31
                                                 ------------------
                                                   2007     2006
                                                  ------   ------
                                                     $        $
NET LOSS                                          (1,745)  (2,289)

OTHER COMPREHENSIVE INCOME, NET OF INCOME TAX:
   Net change in unrealized gain on short term
      investments                                     29       --
                                                  ------   ------
COMPREHENSIVE INCOME                              (1,716)  (2,289)
                                                  ======   ======